March 16, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 Mail Stop 4631

Attention: Jeffrey Gordon, Staff Accountant

Re:	AEP Industries Inc. –
Form 10-K for the Fiscal Year Ended October 31, 2009
File No. 0-14450

Dear Mr. Gordon:

We refer to your letter dated March 3, 2010 in which you provided comments on behalf of the staff of the Securities and Exchange Commission (the “Commission”) to AEP Industries Inc. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2009 filed on January 14, 2010. This letter responds to the staff’s comments as indicated below. For your convenience, we have included your comments below in italics and numbered the Company’s responses to correspond to the numbers in your letter.

Form 10-K for the Year Ended October 31, 2009

Item 7. – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1.	In future filings, please discuss in greater detail the business reasons for the changes between periods in your financial statement line items. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, in regards to gross profit, please individually quantify the amount of the increase due to increased volume and lower resin costs combined with cost savings programs. Please show us in your supplemental response what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

Pursuant to the Staff’s request, to the extent we have not included such information in our periodic reports in the past, and such change is material, we will disclose in future filings the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, we will attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item when such change is material.

By way of supplemental information, set forth below is our revised MD&A for the fiscal year ended October 31, 2009 compared to the fiscal year ended October 31, 2008.

Net Sales

Net sales for fiscal 2009 decreased $17.4 million, or 2.3%, to $744.8 million from $762.2 million for fiscal 2008. The decrease was the result of a 14.8% decrease in average selling prices coinciding with decreases in resin costs from the prior year, negatively affecting net sales by $112.5 million, partially offset by a 15.9% increase in sales volume driven primarily by the Atlantis acquisition and positively affecting net sales by $103.3 million. Consolidated sales volume for fiscal 2009 was below management’s expectations due to the adverse effects of the economic recession, primarily in our construction and housing related products (affecting our custom film sales). Fiscal 2009 also included an $8.2 million negative impact of foreign exchange relating to our Canadian operations.

Gross Profit

Gross profit for fiscal 2009 increased $63.6 million, or 65.7%, to $160.4 million from $96.8 million for fiscal 2008. The improvement in gross profit is primarily due to the above-mentioned 15.9% increase in sales volume which increased gross profit by $17.5 million, combined with lower resin costs, cost saving programs including the shut down and consolidation of the Fontana, California plant into our Chino, California plant and internal efficiency initiatives designed to align production with demand at our manufacturing facilities, which positively affected gross profit by $14.6 million. The gross profit for fiscal 2009 included a decrease in the LIFO reserve of $20.1 million versus a $13.5 million increase in the LIFO reserve during fiscal 2008, for an aggregate decrease of $33.6 million year-over-year. Fiscal 2009 also included $1.4 million of negative impact of foreign exchange relating to our Canadian operations and a $0.7 million increase in share-based compensation.

Operating Expenses

Operating expenses for fiscal 2009 increased $13.2 million, or 15.2%, to $100.1 million from the prior fiscal year, but remained flat on a per-pound-sold basis. The increase in operating expenses is primarily due to higher delivery and selling expenses of $10.8 million resulting from greater volumes sold in the current fiscal year, higher salaries and employee-related costs of $3.9 million as a result of an approximately 20% increase in the Company’s headcount due to the Atlantis acquisition, higher share-based compensation costs recorded in fiscal 2009 of $2.9 million associated with stock options and performance units and increased accruals of $3.6 million related to employee cash performance incentives. General and administrative expenses in the current fiscal year also include costs of $0.8 million related to transitional services associated with the Atlantis acquisition. General and administrative expenses in the prior fiscal year included approximately $1.6 million, excluding professional fees, related to the settlement of a commercial dispute and approximately $0.4 million of advisory costs incurred as a result of our exploration of strategic alternatives related to our subsidiary in the Netherlands which was completed in April 2008. Fiscal 2009 includes $1.0 million favorable effect of foreign exchange decreasing reported total operating expenses.

Other Operating Income (Expense)

Other operating income for fiscal 2009 was $7,000 and represented net gains on sales of fixed assets as compared to $0.3 million in expense during fiscal 2008 which represented net losses on sales of fixed assets.

Interest Expense

Interest expense for fiscal 2009 remained flat at $15.7 million as compared to the prior fiscal year, resulting primarily from lower interest rates on Credit Facility borrowings reducing interest expense by $0.9 million and $0.7 million lower interest expense on our 2013 Notes as a result of the extinguishment of $14.8 million of the 2013 Notes on April 1, 2009, offset by higher average borrowings on our Credit Facility during fiscal 2009 increasing interest expense by $1.1 million as compared to the prior fiscal year, $0.3 million higher amortization of fees associated with the Amended Credit Facility, and $0.2 million interest expense incurred on the new capital leases originating on March 27, 2009.

Gain on Extinguishment of Debt

On April 1, 2009, we repurchased and retired $14.8 million (principal amount) of the Company’s 2013 Notes at a price of 62.8% of par. The cash paid was $9.4 million, which included $0.1 million of accrued interest. In connection with the partial retirement, we recognized a $5.3 million gain on extinguishment of debt, which is the difference between the repurchase amount of $9.3 million and the principal amount retired of $14.8 million, net of the pro-rata write-off of the unamortized debt financing costs related to the 2013 Notes of $0.2 million.

Other, net

Other, net for fiscal 2009 amounted to $0.5 million in expense, as compared to $0.9 million in income for fiscal 2008. The expense in fiscal 2009 is primarily attributable to higher foreign currency losses in the current period as compared to gains in the prior period resulting from changes in foreign exchange rates and an increase in unrealized losses on foreign currency denominated payables and receivables resulting primarily from the deterioration during the current year of the U.S. dollar to the Canadian dollar.

Income Tax (Provision) Benefit

The provision for income taxes for fiscal 2009 was $19.0 million on income from continuing operations before the provision for income taxes of $49.4 million. The difference between our effective tax rate of 38.4% and the U.S. statutory tax rate of 35.0% primarily relates to the provision for state taxes in the United States, net of federal benefit (+3.3%).

The benefit for income taxes for fiscal 2008 was $8.5 million on loss from continuing operations before the benefit for income taxes of $5.2 million. Included in this amount is a $7.0 million tax benefit arising from previously unrecognized tax benefits resulting from the completion in September 2008 of an IRS examination for fiscal years 2005 and 2006. The difference between the effective tax rate of 28.5%, excluding the $7.0 million benefit, and the U.S. statutory tax rate of 34.0% primarily relates to the following: (i) $0.2 million for state taxes in the United States, net of federal benefit (+4.1%); and (ii) $0.2 million true-up of prior year’s estimates in the United States (-4.7%).

Discontinued Operations—Fiscal 2009 Compared to Fiscal 2008

In April 2008, we completed the sale of our Netherlands operation. Our Netherlands operation was a component of our consolidated entity, and as such requires discontinued operations reporting treatment. The financial statements at and for fiscal 2009 and 2008 also include as discontinued operations our Spanish operation which is in liquidation. In addition, fiscal 2008 also includes our UK operations.

A consolidated summary of the operating results of discontinued operations for fiscal 2009 and 2008 is as follows:

	For the Year Ended October 31,
	2009	2008
	(in thousands)

Net sales	$—	$56,238

Gross profit	—	5,436

Income from discontinued operations	85	898

Gain from disposition	—	10,708

Income tax benefit (provision)	1,014	(2,674)

Income from discontinued operations	$1,099	$8,932

Income from discontinued operations for fiscal 2009 represent income in our Spanish subsidiary resulting from the refund of value added taxes which had been fully reserved against. The income tax benefit of the discontinued operations for fiscal 2009 includes a $1.0 million income tax benefit related to a $2.6 million intercompany bad debt write-off associated with our Spanish subsidiary. The bad debt write-off will be taken as a deduction on our U.S. federal income tax return. The results of the discontinued operations for fiscal 2008 include the activity of our Netherlands operation up until its disposition on April 4, 2008, the gain on disposition of our Netherlands operation, and $0.3 million of income in our Spanish subsidiary resulting from the return of a deposit held for a tax assessment under appeal.

Included in the gain from disposition from discontinued operations for fiscal 2008 is $6.9 million of realized foreign currency exchange gains before provision for taxes ($4.1 million after tax) resulting from the settlement of all intercompany loans, denominated in Euros ($5.1 million of which had been previously recognized in accumulated other comprehensive income at October 31, 2007), $1.5 million gain on sale of AEP Netherlands, after all costs to sell, and the reclassification of AEP Netherlands accumulated foreign currency translation gains into income in the amount of $2.3 million.

Liquidity and Capital Resources, page 33

2.	We note your credit facility agreement contains financial covenants with which you must comply, among other restrictions. It also appears that your senior notes due March 15, 2013 contain various covenants. Please ensure that you clearly disclose in future filings the specific terms of any material debt covenants. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. Please show us in your supplemental response what the revisions will look like.

By way of background, we wish to advise the Staff that the key covenants set forth in our Amended Credit Facility entered into on October 30, 2008, and noted below are applicable only if the Company’s excess availability under such facility is below the following amounts:

•	Excess Availability <$35 Million – Fixed Charge Coverage Ratio (not less than 1.0x)

•	Excess Availability <$25 Million – Minimum EBITDA (not less than $35 Million for the immediately preceding twelve-month period)

•	Excess Availability <$20 Million – Capital Expenditure Limitation (not greater than $35 Million for a fiscal year)

The excess availability thresholds under the Credit Facility have never been triggered since we entered into such facility on October 30, 2008. By way of example, our excess availability under the Credit Facility over the past two years has ranged from $60.7 million to $123.0 million. In future filings, we will clarify the excess availability thresholds for the key covenants and specific ratios/amounts of such debt covenants. However, given our past history and our expected liquidity for the at least the next twelve months, we believe that it is not reasonably likely that we will not be in compliance and therefore the disclosure of our actual ratios/amounts would not be material.

The covenants set forth in our senior notes due March 15, 2013 contain restrictions and conditions that must be complied with only when we propose to take certain actions such as incurring more debt, selling assets or making certain kinds of restricted payments such as dividends and stock repurchases. Since the sale of such notes in March 2005, we have not taken any actions that have been materially limited by such restrictions and conditions and such restrictions and conditions have not limited us from taking any material actions which we would have otherwise taken. Based on our current capital and strategic plans, as well as our current liquidity and financial condition, we do not believe it is reasonably likely that such restrictions will materially restrict us in the foreseeable future. As a result, we believe that the disclosure of these ratios is not material.

Item 9A – Controls and Procedures, page 43

3.	We note your qualification on page 43 that “[a] control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance….” It appears that this qualification applies to your disclosure controls and procedures, as you state “because of the inherent limitations in all control systems.” Please confirm to us, and revise accordingly in future filings, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

We hereby confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and we will revise our future filings to confirm that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

By way of supplemental information, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of October 31, 2009 to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow for timely decisions regarding required disclosure.

Item 15 – Exhibits, Financial Statement Schedules, page 45

4.	We note that you have not filed on EDGAR the exhibits and schedules to your Amended and Restated Loan and Security Agreement dated October 31, 2008. Please advise or file with your next periodic report or with a current report on Form 8-K all of the exhibits and schedules. See Item 601(b)(10) of Regulation S-K.

We wish to advise the Staff that one exhibit to such agreement is the form of customary legal opinion that was intended solely for the lenders entitled to rely thereon and is otherwise not material. Other than such form of legal opinion, we have filed the exhibits and schedules to our Amended and Restated Loan and Security Agreement dated October 30, 2008 in our periodic report on Form 10-Q for the quarterly period ended January 31, 2010, filed on March 12, 2010.

Acknowledgement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 201-807-2378 should you have any questions.

Sincerely,

/s/ LINDA N. GUERRERA
Linda N. Guerrera
Vice President - Controller

cc:	Rufus Decker
Securities and Exchange Commission

Michael Ben
Honigman Miller Schwartz and Cohn LLP